

Mail Stop 6010

November 30, 2007

Via Facsimile and U.S. Mail

Mr. Phillip C. Widman
Chief Financial Officer
Terex Corporation
200 Nyala Farm Road
Westport, CT   06880

> **Re: Terex Corporation**
> **Form 10-K for the year ended December 31, 2006**
> **Filed February 28, 2007**
> **File No. 1-10702**

Dear Mr. Widman:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Business Description - Overview, page 33

1.   We note that you represent the disclosure of Return on Invested Capital, or ROIC, in the last paragraph on page 34 of this Form 10-K and on page 27 of Form 10-Q for the quarterly period ended September 30, 2007. We note in the Form 10-Q as of September 30, 2007, you refer to ROIC as a "non-GAAP metric." Please tell us how you have considered the guidance in Item 10(e) of Regulation S-K in presenting this metric. In this regard, please specifically tell us how you have considered Item 10(e)(4) of Regulation S-K.

2.   We note your disclosure that Return on Invested Capital, or ROIC, is the unifying metric you use to measure your operating performance. In your future filings, please provide your investors with a better understanding of why you calculate ROIC by dividing the last four quarters' income from operations (including operating income from discontinued operations) by the average of the sum of total stockholders' equity plus debt less cash and cash equivalents for the last five quarters. For example, explain why ROIC is calculated using a different number of quarters in the numerator versus the denominator and why operating income from discontinued operations is included in the numerator. Also provide your investors with an understanding of why you use ROIC as your unifying metric as opposed to a more standard metric such as return on shareholders' equity.

Results of Operations, page 35

3.   We note throughout your discussion of your results of operations, you attribute increases in revenues and gross profit to "pricing actions" and "increased unit volume." Please revise future filings to quantify the effects of changes in prices and volume on your revenues. Refer to Item 303(A)(3)(iii) of Regulation S-K. Please note this comment also applies to your Form 10-Q as of September 30, 2007.

4.   We note that you attribute changes in your results of operations to various factors. For example, in your Terex Construction segment, you state that SG&A costs increased due to "product development efforts, engineering expenses ahead of new product launches, business development in China, targeted promotion programs, and increased resources to manage sales growth in certain businesses." Please revise future filings to quantify the effects of each of the significant items impacting your results for the period. Refer to Item 303(A)(3)(i) of Regulation S-K.

5.   It appears that you have identified the significant items impacting your results of
        operations; however, your MD&A does not appear to provide sufficient analysis of these
        items in order for an investor to understand your results of operations. Please expand
        your MD&A in future filings to discuss the underlying causes for the various changes.
        For example, discuss why sales of certain products are increasing while sales of other
        products are declining. In this regard, please also revise to discuss any known trends that
        have had or will have a material impact on your results. Refer to Item 303(A)(3)(ii) of
        Regulation S-K.

6.   We note your disclosures on pages 54 and F-16 that you have significant sales in foreign
        countries. Please revise your MD&A in future filings to quantify the effects of foreign
        currency exchange rates on your revenues and costs.

Financial Statements, page F-1

Consolidated Statement of Cash Flows, page F-7

7.   We note that the amounts shown here for loss on early extinguishment of debt and loss
        on disposition of discontinued operations do not reconcile with the corresponding
        amounts shown on the statement of income for the year ended December 31, 2006 or in
        the respective footnotes to the financial statements. We note similar discrepancies in
        your Form 10-Q as of September 30, 2007. Please revise future filings to discuss the
        reasons for any differences between the amounts presented here and the amounts
        presented on the statements of income and in the footnotes to the financial statements.

Note A – Basis of Presentation, page F-8

Revenue Recognition, page F-9

8.   We note your disclosures on page F-39 regarding your buyback guarantees. Please tell
        us and revise this note in future filings to disclose how you recognize revenue on
        arrangements that contain the buyback guarantee. Tell us how you have considered the
        guidance in EITF 95-1 and SFAS 13 in accounting for these transactions.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter with your response that
keys your responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional comments
after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or Tim Buchmiller at (202) 551-3635 if you have questions on other comments. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Branch Chief